Anise, L.L.C.
1001 Walnut
Kansas City, Missouri 64106
(816) 303-4500

November 22, 2004

Nicholas P. Panos
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549-0303

RE:	Boston Financial Qualified Housing Tax Credits L.P. IV Schedule TO-T filed October 21, 2004, by Anise, L.L.C. (the "Tender Offer") File No. 5-80100

       With respect to the Tender Offer, Anise, L.L.C. (“Anise”) acknowledges as follows:

o	Anise is responsible for the adequacy and accuracy of the disclosure in the filings.
o	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing.
o	Anise may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Anise, L.L.C. By: /s/Michele Berry Michele Berry, Manager